Exhibit 99.10

CONSENT OF QUALIFIED PERSON

Golden Star Resources Ltd.
United States Securities and Exchange Commission

Re: Golden Star Resources Ltd.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the Golden Star Resources Ltd. (the “Company”) Annual Information Form for the year ended December 31, 2013, included as an exhibit with the Annual Report on Form 40-F for the year ended December 31, 2013 (the “Form 40-F”) of the Company to which this consent relates, (ii) the inclusion or incorporation by reference of information derived from such documents in the Registration Statements on Forms S-8 (Nos. 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820), as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

/s/ S. Mitchel Wasel
S. Mitchel Wasel
Vice President Exploration

March 24, 2014